SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                (Final Amendment)

                              SYMBOLLON CORPORATION
 ................................................................................
                                (Name of Issuer)

                              SYMBOLLON CORPORATION
 ................................................................................
                      (Name of Person(s) Filing Statement)

                              Class B Common Stock
 ................................................................................
                         (Title of Class of Securities)

                                      None
 ................................................................................
                      (CUSIP Number of Class of Securities)

                                Paul C. Desjourdy
                              Symbollon Corporation
                              122 Boston Post Road
                          Sudbury, Massachusetts 01776
                                 (508) 443-0165
 ................................................................................
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statements)

                                December 13, 1996
 ................................................................................
     (Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee
       Transaction Valuation[1]                    Amount of filing fee
       $1,271,042.19                               $254.21
        .......................                    ....................
[1] Transaction Valuation based on average of the bid and asked price of Class A Common Stock on December 11, 1996 multiplied by the number of outstanding shares of Class B Common Stock (1,196,275).

 .X.. Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:  .................$254.21
Form or Registration No.:  ...............Schedule 13E-4
Filing Party:  ...........................Symbollon Corporation
Date Filed:  .............................December 13, 1996

                               Page 1 of 2 Pages

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Final Amendment Disclosure

   On December 13, 1996, Symbollon Corporation, located at 122 Boston Post Road, Sudbury, Massachusetts 01776 (hereinafter, the "Company"), requested that each holder of the Class B Common Stock voluntarily convert all of their shares of Class B Common Stock into Class A Common Stock (the "Company Request"). Conversion elections submitted pursuant to the Company Request were to be effected if (but only if) on or prior to January 15, 1997 at least 98% of the outstanding shares of the Class B Common Stock elected to convert their shares. On January 15, 1997, the Company Request terminated with conversion elections submitted for 1,180,537 shares of Class B Common Stock. Therefore, 98.68% of the 1,196,275 outstanding shares of the Class B Common Stock elected to convert their shares, and such conversions will be immediately effectuated by the Company.

   There are no material changes in the information previously filed.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 22, 1997

                                    SYMBOLLON CORPORATION

                                    /S/ Paul C. Desjourdy
                                    -------------------------------------------
                                    Paul C. Desjourdy, Executive Vice President
                                    and authorized signatory


                               Page 2 of 2 Pages
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